NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 12, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 30, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Cerberus Telecom Acquisition Corp. and KORE Group Holdings, Inc. became effective on September 30, 2021. Each share of Cerberus Telecom Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, converted into the right to receive one share of KORE Group Holdings, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 01, 2021.